Trustfeed Corp.

140 Broadway, 46th Floor

New York, NY 10005

Via EDGAR

July 25, 2023

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Mariam Mansaray

Re: Trustfeed Corp.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed July 6, 2023

File No. 000-56555

Dear Ms. Mansaray:

I write on behalf of Trusfeed Corp. (the “Company”) in response to Staff’s letter of July 20, 2023 by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form 10-12G, filed July 6, 2023 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Amendment No. 1 to Registration Statement on Form 10-12G filed on July 6, 2023

Products and Services, page 3

1.	We note your response to prior comment 3 and also note your revised disclosure on pages F-7 and F-15, indicating that the company generates revenue from customized data packages, which is a Leads Ordering system for the purpose of generating lists of sales leads. Please revise to ensure that the information in your "Products and Services" section on page 3 is consistent with your disclosures on page F-7 and F-15, and your "Revenue Models" section on page 5.

In response to this comment, the Company revised the disclosures under Products and Services to make the disclosures consistent with other portions of the registration statement.

Business

Competition, page 6

2.	We note your response to prior comment 5, including your statement that your offer similar services to several leading companies "but with a much larger platform." To the extent you continue to include this disclosure, please provide support for this and other similar statements and ensure you provide balanced disclosure. For example, to the extent that you compare the size of your company platform to the platforms of leading competitors, please support your claims by providing numerical information for each competitor along with the source of the information relied upon. Additionally, to balance this disclosure, please ensure you discuss that these other companies have much higher revenue and user counts, among other metrics, than you.

In response to this comment, the Company revised its disclosure to state, “Trustfeed also offers those services with a platform built on a very large and constantly growing database of companies and reviews of around 300 million companies.”

 Sincerely

/s/ Rasmus Refer

Rasmus Refer

Chief Executive Officer